Filed Pursuant To Rule 433

Registration No 333-286293

November 19, 2025

MANAGING DIRECTOR, HEAD OF PRODUCT AND RESEARCH, GRAYSCALE INVESTMENTS, RAYHANEH SHARIF-ASKARY: The macro view is improving. We're seeing better price action market concerns around tariffs, and the government shutdowns seem to be abating, the Fed cutting into steady inflation should be considered negative for the US dollar and positive for crypto.

HOST, BEINCRYPTO PODCAST, BRIAN MCGLEENON: Now, will two rate cuts before the end of the year spur the cryptocurrency market higher, or have we hit a cycle top? Now today we'll discuss all of this and more on the BeInCrypto podcast with Grayscale head of product and research, Ray Sharif-Askary. Ray, it's great to have you back on the show.

SHARIF-ASKARY: It’s great to be back. Thanks for having me.

MCGLEENON: Ray, thanks very much. Okay, so let's look at where we are at the moment. Now the Fed is likely going to enter 2026 with a target rate of around 3.5% to 3.75%. And then we also, in addition to this, we have warming trade relations with China, with trade Trade Secretary Scott Bessent signaling that, uh, there's gonna be some kind of, there, there's gonna be deals basically being made. Now are we seeing institutions quietly rebuilding their crypto positions, especially after the crash on October 10th in anticipation for more favorable environments in the new year?

SHARIF-ASKARY: It's true. The macro views improving. We're seeing better price action, market concerns around tariffs and the government shutdowns seem to be abating. Um, we're seeing less delivering in perpetual futures. All else equal, the Fed cutting into steady inflation should be considered negative for the US dollar and positive for crypto. That said, it is possible that rate cuts are already priced in for the next two meetings. So the backdrop is getting better. Um, in our experience, in investors have taken more of a long-term view, and we are seeing more engagement, we're seeing consolidation. And again, the factors that make Bitcoin a unique asset class, the fact that it is a store of value, there's that technology upside, and the potential for portfolio diversification continues to make it an attractive asset for institutions looking for long-term exposure.

MCGLEENON: Yeah, like, uh, you mentioned there that it's a negative for the US dollar, you know, we're, we're, we're, we're moving into an era of lower rates. Uh, do you perceive, uh, any kind of sentiment that there's gonna be a soft landing for the US economy and that's sort of laying the groundwork for, uh, I suppose more risk or an appetite for more risk?

SHARIF-ASKARY: Yeah, so from my perspective, fundamentals seem strong. And so we are, I am gen generally bullish risk in the intermediate term.

MCGLEENON: Okay. So let's actually delve into like some of the products that are coming out of Grayscale, uh, for instance, GDLC, which holds a mix of Bitcoin and Ethereum on emerging layer ones like Solana. Now, how does the Grayscale decide the right balance of these? Market narratives always shift, you know, investor appetites always change. So is this like a, is there like an ongoing appraisal of the right mix to, you know, for GDLC to have?

SHARIF-ASKARY: There absolutely is, and it's market driven by default and dynamic by design. So GDLC provides access to 90% of the crypto market's capitalization in one fund. It tracks the CoinDesk five index. It's built to reflect Bitcoin leadership and scale, providing exposure to other crypto. Um, and generally given that it is market cap weighted, investors are always getting exposure to the top assets. So as the market shifts, so to does the product, and so each, you know, their Bitcoin is the biggest component. It, you know, right now, Bitcoin is about half of the crypto market cap overall, as we said, it's a store of value, a potential hedge against monetary dilution and a macro hedge. Ethereum is meaningful in the fund. That's the prevailing smart contract platform. Solana is a high throughput, um, layer one smart contract platform that is emerging and that has significant, uh, market capitalization. And then we have XRP and Cardano. Ultimately, um, through GDLC, we are ushering in the era of crypto index investing.

MCGLEENON: Yeah, so it's a, it's an index that, uh, will you start to expand, uh, that product into other digital assets, or do you think it's going to be sort of rigidly kept with, you you mentioned Bitcoin, Ethereum, Solana, XRP, and Cardano.

SHARIF-ASKARY: So the underlying index itself is designed to capture the top five crypto assets by, by market cap. So as market narrative shift and investor demand shifts, the product should reflect that.

MCGLEENON: Oh, okay. Okay. And, uh, at, at present, uh, you know, you mentioned there, Ethereum obviously is the, the premier smart contract layer one at this moment in time. Do you, do you see that changing at any point, uh, or do you think that's going to be, that that's gonna be kind of a sustainable thing in the months to come?

SHARIF-ASKARY: I think there's always gonna be a place in investor portfolios for Ethereum. Ethereum is a leader by market cap, by total value locked. I also think that investors should diversify into other high throughput, faster, lower fee, uh, smart contract platforms like Solana, like Sui, I think these different platforms do different things and they all have a place in an investor portfolio.

MCGLEENON: Okay. Ray, let's discuss Grayscale's product life cycle. For example, GBTC successfully uplisted as did GDLC from a former private placement. You know, do you see this as like positive and encouraging signal for the digital asset market as a whole?

SHARIF-ASKARY: I do. It's encouraging, and it's encouraging for us to see that we're able to progress these products through their lifecycle and continue to bring them further into the regulatory perimeter and, um, give more capital markets access. So for instance, we touched on GDLC, that's trading as an ETF now. The most recent win is GSOL, our Grayscale Solana trust, which has now become a staking Solana ETF. And my hope and expectation is to continue to bring more products through, from their first phases private placement, to public quotation, ultimately to ETF.

MCGLEENON: So Ray, you mentioned staking there. Um, how far have regulatory frameworks advanced in terms of allowing staking for ETFs?

SHARIF-ASKARY: We've come a long way. And staking is so important because it's turning crypto into an income generating asset class. And as we build products, we wanna make sure that we return that income stream to investors. So we have the only staking et uh, Ethereum ETFs in the US, Solana, our Solana ETF is, uh, is staking and historically, staking was not allowed in ETFs because of the perception of liquidity mismatches. Because as some people may know, when assets are, when tokens are staked, they have various un-bonding periods that can make it hard to honor redemptions. Grayscale and other issuers met with regulators, we helped them to understand the asset class. This is not a problem that's unique to crypto. Leverage loan ETFs have been contending with this for a long time, and that resulted in the generic listing standards in September, which allowed staking. And anecdotally, when we worked with the crypto task force, we found that if, um, half of the Ethereum and ETFs at the time had been staked for 10 years, that would mean five and a half billion of incremental returns for investors. So staking is very important. We're very pleased with the progress to date, and I'm working to continue to integrate, staking into all of our products. Staking is definitely a priority for us.

MCGLEENON: Well, it sounds like, uh, it's a task of educating the regulators in kind of moving into these areas, moving into the unknown. Stepping into the unknown, I'm sure. Um, and finally, Ray, okay, so the market is bracing for, uh, two rate cuts before the end of the year. Like really, if you look back at the last just, you know, 10 months since January, the, uh, the cryptocurrency market has, especially Bitcoin, has outpaced most other assets. Now, do you, do you worry actually that this is kind of like a top signal for the market? Do you think we're getting to the end of this current cycle?

SHARIF-ASKARY: So I like, I do like to look back, but I always like to look forward and remember that the future is necessarily different from the past, and every cycle, so to speak, we see different levels of adoption, and so now we have crypto ETFs, we have a regulatory backdrop that is very favorable. And so I sort of take the contrarian view that we need to transcend from this whole cycle of thinking. Um, you know, I think a lot of people think in terms of the four year Bitcoin cycle, and maybe that makes them reluctant to allocate capital 'cause they feel the shot clock is running out. Um, in our view, cycles don't die of old age, fundamental strengths, uh, trends are still positive, they're pointing in a good direction. And, um, if this is a good place to allocate to crypto, especially certain al- alternative tokens, alt coins, which are down a lot. So in my view, I think we need to get out of the cycle thinking as Bitcoin and crypto continues to evolve as an asset class. And I think that the cycle narrative can often become, unfortunately, a self-fulfilling prophecy.

MCGLEENON: Yeah, that is interesting because obviously, uh, things have changed. You know, you can't, it's not like the, the same cycle conditions are present, uh, every, you know, every cycle, you know, like there's so much more, uh, macro impacts on the market now.

SHARIF-ASKARY: Exactly. And demand drivers.

MCGLEENON: Yeah. Yeah. There's a lot of different demand drivers. Now, uh, just to sort of like wrap things up, uh, in terms of, uh, the cryptocurrency markets and, uh, in terms of, uh, you know, I suppose like investor sentiment when it comes to alt coins and stuff like that, uh, do you foresee, uh, for instance, the GDLC staying with, or, you know, obviously it changes with the top five, uh, cryptocurrencies, but how long do you think it's always going to be like Bitcoin, Ethereum, Solana, XRP, and Cardano? Do you think that's gonna last? Or do you think that that has a sort of like an expiry date also? And, and there's gonna be a shift.

SHARIF-ASKARY: I don't think anyone really knows. But the beauty of this market is that it is, it is nascent, it is emerging, it is volatile, and all we can do is help to educate investors and give them access through the types of exposures that can help to reflect, um, what is going on in the market and market trends.

MCGLEENON: Well, Ray, thank you very much for coming back on the BeInCrypto podcast. It's always great to hear your insights.

SHARIF-ASKARY: Thank you for having me.

MCGLEENON: If you want to hear more great insight from BeInCrypto, please click the subscribe button.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101.